

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2011

<u>Via E-mail</u>
Kaleil Isaza Tuzman
Chairman and Chief Executive Officer
KIT Digital, Inc.
168 Fifth Avenue, Suite 302
New York, New York 10010

> **Re:** **KIT Digital, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 17, 2011, as Amended May 2, 2011 and August 3, 2011**
>
> **Form 10-Q for the Period Ended March 31, 2011**
> **Filed May 10, 2011**
>
> **File No. 001-34437**

Dear Mr. Tuzman:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Terry French for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
        Spencer Feldman, Esq.
        Greenberg Traurig, LLP